May 10, 2018
VIA EDGAR AND EMAIL
United States Securities and Exchange Commission
Division of Corporate Finance
Office of Consumer Products
Attn: Mara L. Ransom, Assistant Director
Attn: Katherine Bagleey, Staff Attorney
Attn: Lisa Kohl, Legal Branch Chief
100 F Street, NE
Washington, D.C. 20549
Office: 202-551-3720

Re:     MoneyOnMobile, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed April 26, 2018
File No. 333-223935

Ladies and Gentlemen:
The following responses address the comments of the Staff (the “Staff”) as set forth in its letter dated May 8, 2018 (the “SEC Letter #2”) relating to the above captioned Amendment No. 1 to the Registration Statement on Form S-1 ("Form S-1/A") filed by MoneyOnMobile, Inc. (“MoneyOnMobile” or the “Company”) on April 26, 2018. The Company’s responses to the SEC Letter #2 are set forth below.
The numbers of the responses in this letter correspond to the bulleted items of the Staff’s comments as set forth in the SEC Letter #2.
Prospectus Cover Page

1.
We note your disclosure that the maximum exercise amount of your offering is the lesser of $10.0 million or 1,750,000 shares. It appears from the balance of your disclosure, however, that you intend to include a fixed subscription price in your prospectus before making offers. In this regard, please tell us whether you intend to include a subscription price in a pre-effective amendment, and, if so, please explain why you include disclosure that the maximum exercise price will be the lesser of $10.0 million or 1,750,000 shares.

Response

The Company does not intend to include a subscription price in a pre-effective amendment. It intends to include a fixed subscription price in a prospectus filed pursuant to Rule 424(b)(3).

MoneyOnMobile, Inc.

Questions and Answers about the Rights Offering

“How was the subscription price formula determined?” page 6

2.
We note your disclosures that the completion of your offering is conditioned upon the approval of your listing application with the NASDAQ, and that your common stock is currently traded on the OTCQB. We also note your disclosure that your board of directors determined the subscription price by considering, among other things, the“current and historical trading prices of your common stock.” Please revise your registration statement to disclose the extent to which management considered, in its determination of the subscription price, the condition that your common stock must be listed on the NASDAQ to complete the rights offering. In this regard, we note that current and historical trading prices of your common stock on the OTCQB may not be indicative of the price at which your stock may trade on the NASDAQ. Please make conforming changes to your filing, including to your Risk Factors.

Response

As requested, the Company has revised its registration statement to disclose management's consideration of the NASDAQ listing qualification of the rights offering. Appropriate revisions have been made to the sections: 'Questions and Answers about the Rights Offering' and 'The Rights Offering'. Further, the Company has added an additional risk factor to the section "Risks Related to this Rights Offering" to specifically address the impact on the Company's share price based on the conditional NASDAQ listing.

Material U.S. Federal Income Tax Consequences, page 36

3.
We note your response to comment 6. It appears that you are using a “short-form” tax opinion, and that the tax disclosure in your prospectus serves as your counsel’s tax opinion. In this regard, please revise your prospectus to state clearly that the disclosure in the tax consequences section of your prospectus is the opinion of Sichenzia Ross Ference, Kesner LLP. For guidance, refer to Section III.B.2. of Staff Legal Bulletin No. 19, available on our website.

Response

As requested, the Company has revised its prospectus to appropriately disclose that the tax disclosure in the tax consequences section of the prospectus is the opinion of our external legal counsel.

MoneyOnMobile, Inc.

Please do not hesitate to contact the undersigned or the Company’s counsel, Mr. Jay Yamamoto at (646) 810-0604, if you have any questions or comments.

Thank you.

Very sincerely,

Scott S. Arey	Harold H. Montgomery
Chief Financial Officer	Chief Executive Officer
MoneyOnMobile, Inc. [Ticker: MOMT]	MoneyOnMobile, Inc. [Ticker: MOMT]
sarey@moneyonmobile.in	hmontgomery@moneyonmobile.in
214-758-8615 Direct	214-758-8603 Direct

Cc: Darrin M. Ocasio, Esq.
Sichenzia Ross Ference Kesner LLP